February 9, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:  Rahul Patel

Re:                             Comment Letter dated December 12, 2014 regarding
Ashford Hospitality Prime, Inc.’s Registration Statement
on Form S-3 Filed November 21, 2014 (File No. 333-200420)

Dear Mr. Patel:

Ashford Hospitality Prime, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Registration Statement on Form S-3 (File No. 333-200420) filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2014 (the “Registration Statement”).  We have endeavored to respond fully to each of your comments and questions.  For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text.  We have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission today and have included with this letter a marked copy of Amendment No. 1.

Incorporation of Certain Information by Reference, page 6

1.                                      We note that you did not properly incorporate future filings prior to the effective date of your registration statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 for guidance and revise accordingly. Therefore, please amend your registration, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

In response to the Staff’s comment, we have revised the relevant disclosure on page 6 to specifically incorporate by reference any quarterly reports or applicable current reports that the Company files after the initial registration statement and prior to effectiveness.

Selling Stockholders, page 92

2.                                      Please revise to disclose the natural person or persons that control the voting and/or dispositive powers over the shares held by Washington Brick & Terra Cotta Company, L.P.

In response to the Staff’s comment, we have revised the selling stockholder table on page 92 to disclose the natural person or persons that control the voting or dispositive powers over the shares held by any selling stockholder that is not an individual.  Please note that all of the common units of our operating partnership held by Washington Brick & Terra Cotta Company, L.P. have been redeemed for cash, and accordingly, Washington Brick & Terra Cotta Company, L.P. is no longer listed as a selling stockholder in the selling stockholder table.

***

Please be advised that, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, the Company will acknowledge the Staff’s position that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments.  If you have further comments or questions, we stand ready to respond as quickly as possible.  If you wish to contact us directly you can reach me at (972) 490-9600.

Sincerely,

/s/ David A. Brooks

David A. Brooks
Chief Operating Officer

cc:                                Jim Plohg, Esq.
Howard Adler, Esq.
Alisa Babitz, Esq.